UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009 (Report No. 3)

Commission File Number: 000-29742

Retalix Ltd.
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

Registrant’s Notice of Annual Meeting of Shareholders and Proxy Statement, dated September 17, 2009, attached as Exhibit 99.1 hereto, together with the following appendices thereto:

(a)	Appendix A – 2009 Share Incentive Plan, attached as Exhibit 99.1(a) hereto.

(b)	Appendix B – Share Purchase Agreement, attached as Exhibit 99.1(b) hereto.

(c)	Appendix C – Form of Management Agreement, attached as Exhibit 99.1(c) hereto.

(d)	Appendix D – Form of Registration Rights Agreement, attached as Exhibit 99.1(d) hereto.

(e)	Appendix E – Separation Agreement, attached as Exhibit 99.1(e) hereto.

(f)	Appendix F – Form of Indemnification Agreement, attached as Exhibit 99.1(f) hereto.

(g)	Appendix G – Opinion of Oppenheimer & Co. Inc., attached as Exhibit 99.1(g) hereto.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration no. 333-09840; (ii) the Registrant’s Registration Statement on Form S-8, Registration no. 333-12146; (iii) the Registrant’s Registration Statement on Form S-8, Registration no. 333-14238; (iv) the Registrant’s Registration Statement on Form S-8, Registration no. 333-109874; (v) the Registrant’s Registration Statement on Form S-8, Registration no. 333-118930; and (vi) the Registrant’s Registration Statement on Form S-8, Registration no. 333-157094, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The Share Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Registrant. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Share Purchase Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third party beneficiaries under the Share Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Registrant or any other party to the Share Purchase Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in the Registrant’s public disclosures.

IMPORTANT NOTICES:

        THE SECURITIES OFFERED IN THE PRIVATE PLACEMENT (AS DEFINED IN THE ATTACHED PROXY STATEMENT) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

        THIS REPORT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE INVESTORS (AS DEFINED IN THE ATTACHED PROXY STATEMENT) HAVE NOT YET COMMENCED THE TENDER OFFER (AS DESCRIBED IN THE ATTACHED PROXY STATEMENT). INVESTORS AND SHAREHOLDERS OF THE REGISTRANT ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF THE INVESTORS AND THE RECOMMENDATION STATEMENT OF THE REGISTRANT WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (WWW.SEC.GOV) AND AT NO CHARGE FROM THE REGISTRANT AND THE INVESTORS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2009	RETALIX LTD. By: /s/ Hugo Goldman —————————————— Hugo Goldman Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Registrant’s Notice of Annual Meeting of Shareholders and Proxy Statement, dated September 17, 2009.

99.1(a)	2009 Share Incentive Plan.

99.1(b)	Share Purchase Agreement.

99.1(c)	Form of Management Agreement.

99.1(d)	Form of Registration Rights Agreement.

99.1(e)	Separation Agreement.

99.1(f)	Form of Indemnification Agreement.

99.1(g)	Opinion of Oppenheimer & Co. Inc.